April 23, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Evan S. Jacobson, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 27, 2012
File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 10, 2012 relating to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Commission on March 27, 2012 (the “Registration Statement”), as well as oral comments received from the Staff by telephone on April 20, 2012. Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 4 in paper format, which have been marked to show changes from Amendment No. 3. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Securities and Exchange Commission

April 23, 2012

Risk Factors

“We currently generate significant revenue as a result of our relationship…,” page 19

1.	We note your response to prior comment 2. Please disclose that revenue from ads shown to users using Zynga apps on Facebook was approximately 7% of your revenue for 2011, and that this is in addition to the 12% of your 2011 revenue derived from payments processing fees related to Zynga’s sale of virtual goods and direct advertising purchased by Zynga. Add similar disclosure to the corresponding discussion on page 55.

In response to the Staff’s comment, the Company has added disclosure on pages 19, 56 and 60 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 47

2.	We note your response to prior comment 3. Based on the information provided in the registration statement, we note disproportionate trends in average revenue per user that could be material to investors. In this regard, we note that for both December 2010 and December 2011, average revenue per user in the US & Canada and Europe regions was significantly higher than the other geographic regions, and average revenue per user in Asia and the Rest of World appears to be driving down average revenue per user worldwide. While your response indicates that you do not “rely” or “focus” on calculations of average revenue per MAU, Item 303 of Regulation S-K requires the description of any known trends or uncertainties that have had, or you reasonably expect will have, a material impact on operations. In addition, SEC Release No. 33-8350 advises that when preparing MD&A you “should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.” Please explain further why you do not believe disclosing these disproportionate trends in average revenue per user, or any other trends or factors, would be material information for investors to understand your ability to monetize users, specific to each geographic region.

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 51 of Amendment No. 4.

The Company advises the Staff that the annual ARPU amounts included in Amendment No. 4 are calculated by dividing annual revenue by the average of the number of MAUs at the beginning and end of a year. For example, to determine ARPU for 2011, the Company used the following calculation:

Revenue for 2011 / [(MAUs at the beginning of 2011 + MAUs at the end of 2011) / 2]

$3,711 / [(608 + 845) / 2] = $5.11.

The Company further advises the Staff that it has added additional disclosure to the “—Trends in Our Monetization by User Geography” portion of the Management’s Discussion and Analysis section to discuss trends in ARPU. The Company considered discussing ARPU in connection with the discussion of the changes in revenue for 2009, 2010 and 2011 and the

Securities and Exchange Commission

April 23, 2012

quarters ended March 31, 2011 and 2012. However, the Company determined to not include a discussion of ARPU in this section because it believes the disclosures about factors such as ad price, ad volume, and Payments revenue provide a comprehensive discussion about the factors that contributed to the change in revenue in the period. ARPU is driven by these same factors since it is calculated based on the change in revenue, which is provided, and the rate of user growth, which is provided. The Company has also added disclosure to further discuss geographic factors and trends that influenced these primary revenue drivers in the first quarter of 2012 to first quarter of 2011 comparison where they were particularly relevant. The Company’s revenues were not as affected by these geographic factors in other periods.

Business

Relevance, page 82

3.	We note your responses to prior comments 12 and 14. Although you deleted the reference to Nielsen under “Social Context” on page 82, you left references to Nielsen under “Relevance” on page 82 and under “Display Advertising” on page 85. Please file a consent from Nielsen as an exhibit to your registration statement or delete the references to Nielsen in these sections.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 91 of Amendment No. 4.

Principal and Selling Stockholders, page 133

4.	Please revise footnotes 12 and 15 to clarify that you entered into letter agreements with these entities that provided for the conversion of the shares of Class B common stock into an equivalent number of shares of Class A common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 141 of Amendment No. 4.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Credit Risk and Concentration, page F-14

5.	Please revise your discussion regarding revenues generated from Zynga to disclose the percentage of revenue from ads shown to users using Zynga apps on Facebook, as disclosed in your response to prior comment 2, and clarify that this is in addition to the 12% currently disclosed. We refer you to ASC 275-10-50-18a.

Securities and Exchange Commission

April 23, 2012

In response to the Staff’s comment, the Company notes that it does not systematically track ads revenue attribution to specific developer pages on which the ads appear. The Company has undertaken an analysis of available data and believes that the disclosed percentages on pages 19, 56 and 60 of Amendment No. 4 approximate the ad revenues attributable to the Zynga apps.

However, the Company advises the Staff that the data associated with this disclosure does not derive from the Company’s accounting systems that are used to initiate, record, process and reconcile revenue transactions for financial reporting purposes. So while this disclosure is subject to the Company’s disclosure controls and procedures, it is not subject to the Company’s internal control over financial reporting. Accordingly, while the Company believes the data is sufficiently reliable for purposes of the disclosures of advertising revenue attributable to the Zynga apps on pages 19, 56 and 60 of Amendment No. 4, the Company does not believe it is sufficiently reliable for purposes of quantitative disclosure in the Notes to Consolidated Financial Statements. Accordingly, the Company has revised the current disclosure on pages F-16 and F-17 to disclose the fact that additional advertising revenue derives from ads shown using Zynga apps, but not to quantify that percentage. The Company believes that such disclosure is consistent with the guidance in ASC 275-10-50-18a to disclose known concentrations.

Oral Comments Regarding Leader Technologies, Inc. Litigation

In response to oral comments previously raised by the Staff on April 20, 2012, the Company is also providing the Staff with additional information regarding its pending litigation with Leader Technologies, Inc. (“LTI”).

On November 19, 2008, LTI filed a complaint naming the Company in the United States District Court for the District of Delaware and alleging infringement of U.S. Patent No. 7,139,761, titled “Dynamic Association of Electronically Stored Information with Iterative Workflow Changes.” On July 2, 2009, the Company filed a request for ex parte reexamination of the patent with the U.S. Patent Office, which was granted on September 25, 2009. On November 16, 2009, the Company filed a request for inter partes reexamination of the patent with the U.S. Patent Office, which was granted on February 9, 2010. On the Examiner’s review, the Patent Office preliminarily allowed all claims under reexamination. The Company appealed this allowance, which is pending before the Board of Patent Appeals and Interferences. The ultimate disposition of this appeal does not change the Company’s views as to the materiality of this litigation.

The LTI trial took place in July 2010. The jury found all asserted claims of the patent invalid under the “on-sale bar” (as an invention embodying the asserted claims was offered for sale and in public use more than one year prior to the patent’s priority date). The jury also found infringement of all asserted claims and no invalidity based on prior art. On March 13, 2011, the Court affirmed the jury’s verdict in all respects in ruling on post-trial motions. The Court entered judgment on March 28, 2011. On April 25, 2011, LTI appealed to the U.S. Court of Appeals for the Federal Circuit, challenging the invalidity finding. In the appeal briefings, the Company asserted legal positions showing that reversal was not appropriate because, for many other stated reasons, there were separate and independent grounds showing non-infringement of the patent even if the verdict on invalidity were set aside. On March 5, 2012, the Federal Circuit conducted oral argument.

Securities and Exchange Commission

April 23, 2012

The Company does not believe that this litigation is required to be disclosed in the Registration Statement pursuant to Item 103 of Regulation S-K. Item 103 requires disclosure of material pending litigation, other than ordinary routine litigation incidental to its business. The district court conducted an extensive review of the record post-trial and affirmed the jury verdict’s finding of invalidity. As noted, the Company believes that even if the verdict were reversed due to a finding that the on-sale bar did not apply to invalidate the patent in suit, the Federal Circuit should employ separate and numerous other grounds to show lack of infringement. Thus, while LTI is appealing the invalidity finding, even if that finding were to be set aside, the Company believes that other meritorious noninfringement arguments would prevail such that the end result would be the same – no liability.

The Company currently has no additional or new information to suggest that there will be an adverse decision. Additionally, as disclosed in the Registration Statement on page 21, in the ordinary course of the Company’s business, the Company is frequently a party to litigation regarding intellectual property matters, and therefore it believes that it is routinely a party to litigation similar in nature to the LTI case and therefore, is not required to disclose this lawsuit under Item 103 of Regulation S-K.

The Company advises the Staff that the CEO of LTI has undertaken significant and ongoing publicity and other outreach efforts in connection with this litigation, and that the resulting press stories related to this litigation are not indicative of the merits or materiality of the litigation to the Company.

* * * * * * * *

Securities and Exchange Commission

April 23, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP